Exhibit 99.1

Council of Ministers Issues Favorable Opinion on Planned Sale of Ecopetrol S.A.’s Equity Stake in Interconexión Eléctrica S.A. E.S.P.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) hereby reports that, pursuant to the procedures required by Law 226 of 1995, the Council of Ministers has issued an opinion in favor of the planned sale of Ecopetrol S.A.’s equity stake in Interconexión Eléctrica S.A. E.S.P. which was approved by Ecopetrol S.A.’s Board of Directors.

Ecopetrol S.A.'s equity stake in Interconexión Eléctrica S.A. E.S.P. amounts to 58,925,480 shares of common stock (equivalent to 5.32% of the subscribed and paid-up shares). The proceeds from the planned sale will be used for financing Ecopetrol S.A.'s investment plan.

Bogotá D.C., April 14, 2015

Ecopetrol is the largest company in Colombia and is an integrated oil and gas company; it is among the top 40 oil companies in the world and among the top four oil companies in Latin America. Besides Colombia – where it generates over 60% of the national production – it has exploration and production activities in Brazil, Peru and the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia, most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil and gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, Ecopetrol’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Investor Relations Director (A)

Claudia Trujillo

Phone: +571-234-5190

e-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Fax: +571-234-4480

e-mail: mauricio.tellez@ecopetrol.com.co